
GKN plc

GKN Corporate Centre
PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England
Tel +44 (0)1527 517715 Fax +44 (0)1527 517700


03022382

MAY 19 2003

DGP/SDR

15th May 2003

Document Disclosure Team
UK Listing Authority
Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

BY HAND

Dew GKN PLC SUPPL

Dear Sirs,

GKN plc - ANNUAL GENERAL MEETING 15TH MAY 2003

In accordance with paragraph 9.31 of the Listing Rules I enclose two copies of the resolutions concerning special business passed at the Company's Annual General Meeting held today.

Yours faithfully,

David Pavey
Assistant Company Secretary

PROCESSED
JUN 11 2003
THOMSON FINANCIAL

Att.

cc: Mr. C. Byrne - Cazenove & Co. Ltd.
Ms R. Holmes - UBS Warburg
The United States Securities and Exchange Commission –
Exemption File 82-5204

dlw 6/6

K:\GKN AGM\2003\Cor\05-16-1-UK Listing Authority re resolutions.doc

At the Annual General Meeting of GKN plc held on 15th May 2003 the following resolutions were passed as Special Business:

ORDINARY RESOLUTION

10. That the Report on Directors' Remuneration set out on pages 81 to 89 of the report and accounts for the year ended 31 December 2002 be and his hereby approved.

SPECIAL RESOLUTIONS

11. That:

(i) in accordance with Article 6(B) of the Company's Articles of Association and the Companies Act 1985, the terms of agreement (as set out in the printed document marked 'A' produced to the Meeting and signed by the Chairman of the Meeting for the purpose of identification only) proposed to be entered into between the Company and Brambles SVC Limited for the purchase, by the Company and out of the Company's distributable profits, of the one issued and fully paid Special Share of 50p in the capital of the Company (the 'Special Share') from Brambles SVC Limited for a total cash amount of 50p, be and are hereby approved, and any Director of the Company be and is hereby authorised to enter into the agreement on behalf of the Company and to do all acts desirable or necessary to effect the purchase of the Special Share, provided that such authority hereby conferred shall expire at the conclusion of the next annual general meeting of the Company or on 15 August 2004, whichever is earlier; and

(ii) conditional upon and immediately following the purchase of the Special Share:

(a) the authorised but then unissued Special Share in the capital of the Company be reclassified as one Ordinary Share of 50p, ranking pari passu with the existing Ordinary Shares of 50p each in the capital of the Company; and

(b) the Articles of Association of the Company be amended by the deletion of Article 3 in its entirety and the adoption and inclusion in its place of the following new Article 3:

''The authorised share capital of the Company is £450,000,000 divided into 900,000,000 Ordinary Shares of 50 pence each''

12. That, subject to and in accordance with the provisions of Article 6(B) of the Company's Articles of Association and the Companies Act 1985 (the 'Act'), the Company be and is hereby generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Act) of Ordinary Shares of 50p each in the capital of the Company ('Ordinary Shares') provided that:

    (i) the maximum aggregate number of Ordinary Shares hereby authorised to be purchased is 73,289,402;

    (ii) the maximum price which may be paid for an Ordinary Share purchased pursuant to this authority is an amount equal to 105% of the average of the middle market quotations of an Ordinary Share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which that share is purchased and the minimum price which may be paid is 50p per Ordinary Share (in each case exclusive of expenses payable by the Company); and

    (iii) the authority hereby conferred shall (unless renewed prior to such date) expire at the conclusion of the next annual general meeting of the Company or on 15 August 2004, whichever is earlier, provided that the Company may make a purchase of any Ordinary Shares after the expiry of this authority if the contract for purchase was entered into before such expiry.

Dated this 15th day of May 2003



G. Denham
Secretary